Exhibit 99.4

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

•	2003 net income adjusted for special items shows strong increase:
•	+17% to 7.34 billion for results in euros
•	+40% to 8.30 billion for results expressed in dollars
•	Hydrocarbon production increased by 5%
•	Proposed dividend of 4.70 euros per share, a 15% increase

Net income adjusted for special items

4th quarter 2003		Full year 2003
1.75 billion euros	(+ 9%)	7.34 billion euros	(+17%)
2.79 euros per share	(+14%)	11.56 euros per share	(+23%)
3.32 dollars per share	(+36%)	13.07 dollars per share	(+47%)

Net income

4th quarter 2003		Full year 2003
1.59 billion euros	(+16%)	7.03 billion euros	(+18%)
2.54 euros per share	(+22%)	11.06 euros per share	(+24%)
3.02 dollars per share	(+45%)	12.50 dollars per share	(+48%)

Paris, February 19, 2004 – The Board of Directors of Total, chaired by CEO Thierry Desmarest, met on February 18, 2004 to review the 2003 fourth quarter results and to approve the 2003 consolidated and parent company accounts. Commenting on the results, Thierry Desmarest said:

« In 2003, the self-help programs that were launched in 2000 following the mergers of Total, Petrofina and Elf were completed. The ambitious objectives for growth, synergies and productivity have been achieved, and I would like to thank all the employees of Total for their hard work.

For 2003, 5% production growth, the implementation of productivity programs and the continued share buybacks drove earnings per share adjusted for special items to a record high of 11.56 euros. Expressed in dollars, earnings per share rose to 13.07, reflecting an increase of 47% for 2003 compared to 2002.

Total has set new performance objectives for the years 2004-2008, consisting of a 4% average annual growth rate for hydrocarbon production while continuing to improve returns for the Group in a constant environment.»

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

Total – consolidated accounts

4Q03	4Q02%		in millions of euros	2003	2002	%

27,533	26,898	+2%	Sales	104,652	102,540	+2%
3,209	2,894	+11%	Operating income from business segments (adjusted for special items)	13,004	10,995	+18%
2,652	2,520	+5%	Upstream	10,476	9,309	+13%
400	229	+75%	Downstream	1,970	909	+117%
157	145	+8%	Chemicals	558	777	-28%
1,633	1,461	+12%	Net operating income from business segments (adjusted for special items)	6,973	5,868	+19%
1,747	1,609	+9%	Net income adjusted for special items	7,344	6,260	+17%
1,590	1,372	+16%	Net income	7,025	5,941	+18%
2.79	2.44	+14%	Earnings per share (euros) adjusted for special items	11.56	9.40	+23%
2,810	2,323	+21%	Investments	7,728	8,657	-11%
578	800	-28%	Divestments at selling price	1,878	2,313	-19%
2,282	2,233	+2%	Cash flow from operating activities*	12,487	11,006	+13%

special items were previously referred to as non-recurring items
*	includes disbursements of 85 M€ in the fourth quarter 2003 and 719 M€ for the full year 2003 covered by a previously established reserve related to the Toulouse-AZF plant

Special items

4Q03	4Q02	in millions of euros	2003		2002

		Impact of special items on operating income
(1)	(5)	Restructuring charges	(1)		(29)
(17)	(637)*	Impairments	(17)		(659)*
(7)	(38)	Other	(7)		29
(25)	(680)	Total	(25)		(659)

		Impact of special items on net income
(8)	287	Gains on asset sales	22		626
—	87	Toulouse-AZF plant impact	—		(61)
(110)	(81)	Restructuring charges and early retirement plans	(144)		(158)
(11)	(452)**	Impairments	(11)		(467)**
(28)	(78)	Other	(186	)***	(259)
(157)	(237)	Total	(319)		(319)

*	includes (500) M€ related to write-downs of assets in Argentina
**	includes (310) M€ related to write-downs of assets in Argentina
***	includes (155) M€ provision for Chemicals

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

Number of shares

4Q03	4Q02%		millions	2003	2002	%

625.6	658.4	-5%	Fully-diluted weighted-average shares	635.1	666.1	-5%

Market environment

4Q03	4Q02%				2003	2002	%

1.19	1.00	-16%	*	€/$	1.13	0.95	-16%	*
29.4	26.8	+10%		Brent ($/b)	28.8	25.0	+15%
18.9	16.1	+17%		European refining margin TRCV ($/t)	20.9	8.0	+161%

*	change in the dollar versus the euro

Fourth quarter 2003 results

The fourth quarter 2003 environment was marked by a sharp fall of the dollar relative to the euro, higher hydrocarbon prices and European refining margins, as well as a persistently difficult environment for the Chemicals. Self-help programs and hydrocarbon production growth contributed to the improvement in results.

Operating income from business segments adjusted for special items increased by 11% to 3,209 million euros (M€) in the fourth quarter 2003 from 2,894 M€ in the fourth quarter 2002.

The impact of special items on the fourth quarter 2003 operating income was a negative 25 M€, made up mainly of asset impairments in the Chemicals segment. In the fourth quarter 2002, special items had a negative impact of 680 M€ on operating income and were made up mainly of write-downs of assets in Argentina.

Net operating income from business segments adjusted for special items increased by 12% to 1,633 M€ in the fourth quarter 2003 compared to 1,461 M€ in the fourth quarter 2002. The equity interest in Cepsa’s net results was reallocated among the business segments for the first time in the fourth quarter 20031.

Net income adjusted for special items increased by 9% to 1,747 M€ in the fourth quarter 2003 compared to 1,609 M€ in the fourth quarter 2002.

Reported net income increased to 1,590 M€ in the fourth quarter 2003 compared to 1,372 M€ in the fourth quarter 2002.

The impact of special items on fourth quarter 2003 net income was a negative 157 M€, made up mainly of restructuring charges in the Chemicals segment. The impact of special items on fourth quarter 2002 net income was a negative 237 M€ made up mainly of write-downs of assets in Argentina, partially offset by gains on the sale of Sanofi-Synthelabo shares.

[1]	In the past, the entire contribution of Cepsa was reflected in the Downstream segment; the decision to allocate it among the business segments was based on the increasing contribution of Cepsa’s upstream operations in 2003. The impact of this reallocation for each of the business segments by quarter for 2003 and 2002 is shown on page 15.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

Fourth quarter 2003 earnings per share adjusted for special items, based on 625.6 million fully-diluted weighted-average shares, was 2.79 euros compared to 2.44 euros in the fourth quarter 2002, an increase of 14% which is larger than the increase in net income, reflecting the accretive impact of the share buyback program.

During the fourth quarter 2003, Total bought back 3.5 million of its shares for 0.48 billion euros (B€), bringing the total number of shares repurchased for the year to 31.2 million for 3.99 B€.

The number of fully-diluted shares at December 31, 2003 was 625.1 million compared to 655.0 million at December 31, 2002.

The net-debt-to-equity ratio was 25.9% at December 31, 2003 compared to 28.6% a year ago and 25.6% at September 30, 2003.

Cash flow from operating activities was 2,282 M€ in the fourth quarter 2003. Excluding 85 M€ of disbursements covered by a previously established reserve related to the Toulouse-AZF plant, fourth quarter 2003 cash flow from operating activities increased by 6%.

Investments increased by 21% to 2,810 M€ in the fourth quarter 2003 compared to the same quarter a year ago. Expressed in dollars, investments rose by 44%. The increase was due primarily to the acquisition of part of the British Gas interest in the Kashagan field in Kazakhstan and by the acquisition of service stations in Italy and Portugal through swaps with ENI and Galp.

Divestments in the fourth quarter 2003, based on selling price, were 578 M€ and included sales of financial participations, the sale of Chemicals activities in Mexico and France, as well as the divestiture of service stations in Spain through swaps with ENI and Galp.

Full-year 2003 results

Sales rose by 2% to 104,652 M€ in 2003 from 102,540 M€ in 2002.

Operating income from the business segments adjusted for special items increased by 18% to 13,004 M€ in 2003 from 10,995 M€ in 2002.

The 2.0 B€ increase in 2003 versus 2002 operating income from the business segments adjusted for special items is due to +1.1 B€ of positive impacts from self-help programs (growth: +0.6 B€; synergies and productivity: +0.5 B€), +0.8 B€ for the generally more favorable environment; +0.2 B€ related to the lower level of refinery turnarounds; and -0.1 B€ for the changes in the Chemicals portfolio.

The +0.8 B€ impact from the environment on operating income breaks down as follows:
•	+ 1.9 B€ from higher hydrocarbon prices
•	+ 1.3 B€ from higher refining margins
•	- 2.0 B€ from the weaker dollar relative to the euro
•	- 0.4 B€ from the further degradation of the Chemicals environment

The impact of special items on 2003 operating income from the business segments was a negative 25 M€, made up mainly of asset impairments in the Chemicals segment. In 2002, special items had a negative impact of 659 M€ related primarily to write-downs of assets in Argentina.

Net operating income from the business segments adjusted for special items increased by 19% to 6,973 M€ in 2003 from 5,868 M€ in 2002.

Net income adjusted for special items increased by 17% to 7,344 M€ in 2003 from 6,260 M€ in 2002.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

Reported net income was 7,025 M€ in 2003 compared to 5,941 M€ in 2002.

Special items had a negative impact of 319 M€ on 2003 net income, made up mainly of restructuring charges and a provision in the Chemicals segment. Special items had a negative impact of 319 M€ on 2002 net income, made up mainly of write-downs of assets in Argentina, changes in the UK tax system, and gains on the sale of financial participations, notably Sanofi-Synthelabo shares.

For 2003, earnings per share adjusted for special items, based on 635.1 million fully-diluted weighted-average shares, was 11.56 euros, an increase of 23% compared to the 2002 earnings per share adjusted for special items of 9.40 euros. Earnings per share increased by more than net income, reflecting the accretive impact of the share buyback program.

Cash flow from operating activities increased by 13% to 12,487 M€ in 2003 from 11,006 M€ in 2002. Excluding 719 M€ of disbursements covered by a previously established reserve related to the Toulouse-AZF plant, 2003 cash flow from operating activities increased by 20%.

In 2003, investments were 7,728 M€, a decrease of 11% compared to 2002. Expressed in dollars, investments increased by 6%.

Divestments, based on selling price, were 1,878 M€, including the sale of the paints business.

Net cash flow2 was 6,637 M€ in 2003 compared to 4,662 M€ in 2002.

[2]	net cash flow = cash flow from operating activities + divestments - investments

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

Upstream

4Q03	4Q02%		Upstream key figures	2003	2002	%

2,588	2,523	+3%	Hydrocarbon production (kboe/d)	2,539	2,416	+5%
1,697	1,617	+5%	• Liquids (kb/d)	1,661	1,589	+5%
4,865	4,960	-2%	• Gas (Mcfd)	4,786	4,532	+6%
2,652	2,520	+5%	Operating income (M€) adjusted for special items	10,476	9,309	+13%
1,395	1,196	+17%	Net operating income (M€) adjusted for special items	5,259	4,648	+13%
1,748	1,493	+17%	Investments (M€)	5,302	6,122	-13%
119	133	-11%	Divestments (M€) at selling price	428	603	-29%
2,190	2,110	+4%	Cash flow from operating activities (M€)	9,214	7,721	+19%

Proved reserves – December 31	2003	2002	%

Hydrocarbon reserves (Mboe)	11,401	11203	+2%
• Liquids (Mb)	7,323	7231	+1%
• Gas (Bcf)	22,267	21575	+3%

Operating income from the Upstream segment adjusted for special items increased by 5% to 2,652 M€ in the fourth quarter 2003 from 2,520 M€ in the fourth quarter 2002.

Net operating income from the Upstream segment adjusted for special items increased by 17% to 1,395 M€ in the fourth quarter 2003. Taking into account the reallocation of the contribution of Cepsa since 2002, the increase would have been 8%.

Hydrocarbon production increased by 3% in the fourth quarter 2003 to 2,588 thousand equivalent barrels per day (kboe/d) from 2,523 kboe/d in the fourth quarter 2002.

Liquids production increased by 5% in the fourth quarter 2003 to 1,697 thousand barrel per day (kb/d) from 1,617 kb/d in the fourth quarter 2002, primarily due to the contribution of Amenam in Nigeria, Sincor in Venezuela and Ourhoud in Algeria.

Gas production declined by 2% in the fourth quarter 2003 to 4,865 million cubic feet per day (Mcfd) from 4,960 Mcfd in the fourth quarter 2002.

Fourth quarter 2003 Upstream highlights included production start-ups at Nuggets N4 (Total-operated 100%) in the UK North Sea, Matterhorn (Total-operated 100%) in the Gulf of Mexico and Jasmim (Total-operated 40%) on offshore Block 17 in Angola.

In addition, successful exploration in the fourth quarter 2003 included the Aktote and the Kashagan SW (Total 20.4%3) discoveries in the Caspian Sea, and, in Nigeria, the extension of the offshore Usan discovery (Total-operated 20%).

In Saudi Arabia, the agreement under which a consortium comprising Saudi Aramco, Shell, and Total will explore for gas in an area covering more than 200,000 square kilometers in the southern part of the country was signed. In the United Arab Emirates, Dolphin Energy Ltd., in which Total is a 24.5% partner, announced the signing of two

[3]	acquiring part of the British Gas stake increases Total’s interest in Kashagan to 20.4% from 16.7%

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

gas supply contracts from the North Field in Qatar, allowing development operations to commence.

In Canada, Total announced its approval to launch the first phase of the Surmont heavy oil project (Total 43.5%) with first production expected in 2006.

In Russia, Total and Rosneft signed a 50/50 joint venture agreement to explore the Tuapse area in the Black Sea.

In Nigeria, Total signed a new production sharing contract with the national oil company, NNPC, for the deep offshore Oil Prospecting License (OPL) 221.

Gas and power activities included signing an agreement with Shell to acquire a 25% interest in the Altamira LNG regas terminal project in Mexico.

In France, Total and Gaz de France have signed a protocol of intent under which Total would become the sole shareholder of GSO, acquire part of the trading activities of CFM, and acquire a 26.7% interest in the proposed Fos II LNG regas terminal which is expected to start operating in 2007.

In renewable energies, Total inaugurated its first wind power plant on the site of its Flandres refinery in France.

For the year 2003, hydrocarbon production increased by 5%, in line with the announced objective. Liquids production increased by 5% in 2003 due to the contribution of Sincor in Venezuela, Cepsa’s production in Algeria, Balal and South Pars in Iran, and Amenam in Nigeria. Gas production grew by 6% in 2003. The largest contributors to the increase were the Gulf of Mexico, Indonesia and the North Sea.

Proved hydrocarbon reserves increased by 2% in 2003 to a level representing 12.3 years of production at the current rate. For consolidated subsidiaries, the 2001-2003 3-year average reserve replacement rate was 145% with corresponding finding costs of 0.7 $/b and reserve replacement costs of 4.3 $/b.

Net operating income from the Upstream segment adjusted for special items was 5,259 M€ in 2003.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

Downstream

4Q03	4Q02%		Downstream key figures	2003	2002	%

2,602	2,218	+17%	Refinery throughput* (kb/d)	2,481	2,349	+6%
400	229	+75%	Operating income (M€) adjusted for special items	1,970	909	+117%
182	244	-25%	Net operating income (M€) adjusted for special items	1,460	846	+73%
704	465	+51%	Investments (M€)	1,235	1,112	+11%
346	114	+204%	Divestments (M€) at selling price	466	283	+65%
(213)	(188)	ns	Cash flow from operating activities (M€)	3,099	1,447	+114%

*	includes share of Cepsa

Operating income from the Downstream segment adjusted for special items rose by 75% to 400 M€ in the fourth quarter 2003 from 229 M€ in the fourth quarter 2002.

Refinery throughput rose to 2,602 kb/d in the fourth quarter 2003, an increase of 17% compared to the fourth quarter last year when four refineries were shut down for turnaround operations.

Net operating income from the Downstream segment adjusted for special items was 182 M€ in the fourth quarter 2003. Taking into account the reallocation of the contribution of Cepsa since 2002, the net operating income from the Downstream segment adjusted for special items would have increased by 30% to 301 M€ in the fourth quarter 2003 from 232 M€ in the fourth quarter 2002.

For the year 2003, refinery throughput increased by 6% to 2,481 kb/d3. The refinery utilization rate rose to 92% in 2003 from 88% in 2002. Refined product sales were 3,652 kb/d in 2003.

Net operating income from the Downstream segment adjusted for special items was 1,460 M€ in 2003 compared to 846 M€ in 2002. Taking into account the reallocation of the contribution of Cepsa since 2002, the increase would have been 85%.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

Chemicals

4Q03		4Q02%		Chemicals key figures (M€)	2003		2002	%

4,335		4,587	-5%	Sales	17,260		19,317	-11%
157		145	+8%	Operating income adjusted for special items	558		777	-28%
56		21	+167%	Net operating income adjusted for special items	254		374	-32%
327		371	-12%	Investments	1,115		1,237	-10%
94		37	+154%	Divestments at selling price	891		140	x 5,4
172	*	636	-73%	Cash flow from operating activities	268	**	1,053	-75%

paints business divested in February 2003
*	this amount would be 257 M€ excluding the disbursement of 85 M€ related to the Toulouse-AZF reserve
**	this amount would be 987 M€ excluding the disbursement of 719 M€ related to the Toulouse-AZF reserve

Sales for the Chemicals segment fell by 5% to 4,335 M€ in the fourth quarter 2003 from 4,587 M€ in the fourth quarter 2002.

Operating income from the Chemicals segment adjusted for special items was 157 M€ in the fourth quarter 2003 compared to 145 M€ in the fourth quarter 2002, an increase of 8%. In an environment that was more difficult than in 2002, this increase is due notably to the positive contribution of the Total/Samsung JV in South Korea (consolidated since August 2003).

In the fourth quarter 2003, petrochemical margins remained weak in Europe.

The Intermediates were affected by an unfavorable economic context made worse by the weak dollar relative to the euro.

Most of the Specialties continued to resist the poor European environment.

Net operating income from the Chemicals segment adjusted for special items was 56 M€ in the fourth quarter 2003. Taking into account the reallocation of the contribution of Cepsa since 2002, the increase would have been 16%.

For the year 2003, sales for the Chemicals segment were 17,260 M€, a decrease of 11% compared to 2002. Excluding from both years the paints business divested in February 2003, the decline in sales would have been 2%. This decline is due primarily to the evolution of exchange rates.

Net operating income from the Chemicals segment adjusted for special items was 254 M€ in 2003.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

Parent company accounts and proposed dividend

The parent company, TOTAL S.A., reported net earnings of 3,272 M€ in 2003 compared to 2,410 M€ in 2002. The Board of Directors, after closing the accounts, decided to propose at the May 14, 2004 Annual General Meeting (AGM) a cash dividend of 4.70 euros per share, representing a 15% increase from the previous year, to which will be added the avoir fiscal (French tax credit) pursuant to the terms in force. The dividend will be paid May 24, 2004.

2004 Sensitivities

2004(e)* Sensitivities

	Change	Operating income	Net income	EPS[4]

€/$	± 0.1 $ per €	1.05 B€	0.54 B€	0.86 €
Brent	± 1 $ per barrel	0.54 B€	0.26 B€	0.42 €
Refining Margin (TRCV)	± 1 $ per ton	0.10 B€	0.07 B€	0.10 €

*	sensitivities based on an environment of €/$ = 1.10 ; Brent = 20 $/b ; TRCV = 12 $/t

Summary and outlook

The return on average capital employed (ROACE) for Total was 19% in 2003, the highest level among its major competitors. The 2003 ROACE by segment was 29% in the Upstream, 15% in the Downstream and 4% in the Chemicals. The return on equity in 2003 was 26% compared to 20% in 2002.

To take into account changes in the market environment, Total decided to adjust certain assumptions in its medium-term reference environment: the Brent oil price increased to 20 $/b from 17 $/b; the euro/dollar exchange rate was revised to 1.1 dollars per euro from parity; and the mid-cycle for the Chemicals was revised downward. The European refining margin (TRCV) remains unchanged at 12 $/t. Large, long-term Upstream projects are still required to show a satisfactory return at 17 $/b, regardless of the adjustments to the reference environment.

The table below shows 2003 ROACE calculated using the previous5 and the new6 reference environment assumptions.

	ROACE 2003 calculated using	ROACE 2003 calculated using
	the previous reference	the new reference
	environment[5]	environment[6]

Upstream	14%	17%
Downstream	14%	12%
Chemicals	11%	8%
Group	13.5%	13.5%

4	based on 625.1 million fully-diluted shares at Dec. 31, 2003
5	Brent = 17 $/b ; TRCV = 12 $/t ; €/$ = 1 ; previous mid-cycle for Chemicals
6	Brent = 20 $/b ; TRCV = 12 $/t ; €/$ = 1.1 ; mid-cycle for Chemicals revised downward

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

Having achieved the ambitious objectives set for the 2000-2003 period, Total has set new targets for the coming 2004-2008 period:
•	Upstream production is expected to grow by 4% per year on average[7],
•	2006-2008 ROACE[8] targets are to maintain Upstream at 17% and to improve Downstream to 15% and Chemicals to 12%,
•	For the same period, the ROACE[8] target for the Group is 15.5%.

Total’s strategy for profitable growth over the 2004-2008 period is based on a sustained investment program of 9 to 10 B$  per year with priority given to the Upstream, which will account for 75% of Capex on average. The 2004 Capex budget has been set at approximately 10 B$.

Total intends to pursue a dynamic dividend policy targeting a pay-out ratio of 50%.

The net-debt-to-equity ratio is expected to be in the vicinity of 25% to 30%.

With a 24.4% interest in Sanofi-Synthelabo, Total is closely monitoring the progress of the proposed merger with Aventis. Total supports the proposed transaction, considering that value will be created. Further, Total confirms that its strategy to divest over the medium term is unchanged. The Group anticipates that it will benefit from increased flexibility to exit at the appropriate times and to capture the value creation.

Since the beginning of 2004, the oil market environment has remained favorable with oil prices at a high level and satisfactory refining margins, while the dollar has been relatively weak against the euro and the environment for Chemicals persistently difficult. During January 2004, the Group bought back 0.8 million of its shares for 0.12 B€. Future share buybacks will be adjusted to the environment and divestments.

The steady progress of operations and the commitment of the employees to achieve the new targets should allow Total to continue to generate strong organic growth while delivering high returns.

◆ ◆ ◆

To listen the presentation to financial analysts by CEO Thierry Desmarest today at 11:00 (Paris time), please consult the website www.total.com for information or dial +44 (0) 207 162 0184 from Europe or 1 334 420 4950 from the US. For a replay, please dial +44 (0) 208 288 4459 (access code: 195 762) from Europe or 1 334 323 6222 (access code: 195 762) from the US.

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. The financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission.

Total reports the impact on income of special items, consisting of income and charges for the period, which are unusual or significant in nature. Items from income from business segments adjusted for special items, and net income per share adjusted for special items, presented in financial communications (operating income from business segments adjusted for special items, net operating income from business segments adjusted for special items and net income adjusted for special items) and in the footnotes to the financial statements of the Group containing segment data are non-GAAP measures obtained by adjusting the GAAP figures for special items as described above. They are presented in order to facilitate the analysis of financial performance and the comparison of income between periods.

[7]	20 $/b Brent scenario
[8]	ROACE in the new reference environment: Brent = 20 $/b ; TRCV = 12 $/t ; €/$ = 1.1 ; mid-cycle for Chemicals revised downward

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

OPERATING INFORMATION BY SEGMENT
FOURTH QUARTER AND FULL YEAR 2003

Upstream

Combined liquids and gas production by region

4Q03	4Q02%		in kboe/d	2003	2002	%

891	939	-5%	Europe	880	873	+1%
770	689	+12%	Africa	723	671	+8%
56	54	+4%	North America	59	45	+31%
232	220	+5%	Asia	232	220	+5%
414	452	-8%	Middle East	441	432	+2%
214	165	+30%	South America	196	170	+15%
11	4	ns	Rest of world	8	5	ns

2,588	2,523	+3%	Total production*	2,539	2,416	+5%

*	includes consolidated production of 2,210 kboe/d in 2003 and 2,137 kboe/d in 2002

Liquids production by region

4Q03	4Q02%		in kb/d	2003	2002	%

458	492	-7%	Europe	460	464	-1%
697	611	+14%	Africa	646	599	+8%
4	4	—	North America	4	5	ns
25	23	+9%	Asia	25	23	+9%
361	365	-1%	Middle East	388	377	+3%
141	118	+19%	South America	130	116	+12%
11	4	ns	Rest of world	8	5	ns

1,697	1,617	+5%	Total production*	1,661	1,589	+5%

*	includes consolidated production of 1,379 kb/d in 2003 and 1,354 kb/d in 2002

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

Gas production by region

4Q03	4Q02%		in Mcfd	2003	2002	%

2,373	2,432	-2%	Europe	2,286	2,230	+3%
371	410	-10%	Africa	404	374	+8%
267	264	+1%	North America	294	214	+37%
1,137	1,117	+2%	Asia	1,156	1,122	+3%
297	482	-38%	Middle East	283	295	-4%
420	255	+65%	South America	363	297	+22%
—	—	—	Rest of world	—	—	—

4,865	4,960	-2%	Total production*	4,786	4,532	+6%

*	includes consolidated production of 4,540 Mcfd in 2003 and 4,299 Mcfd in 2002

Downstream

Refinery throughput by region

4Q03	4Q02%		in kb/d	2003	2002	%

1,069	883	+21%	France	968	911	+6%
1,199	1,054	+14%	Rest of Europe	1,200	1,157	+4%
334	281	+19%	Rest of world	313	281	+11%

2,602	2,218	+17%	Total*	2,481	2,349	+6%

*	includes share of Cepsa

Refined product sales by region*

in kb/d	2003	2002		%

Europe	2,744	2,604	[9]	+5%
Africa	282	269		+5%
Americas	525	366		+45%
Middle East	60	59		+2%
Asia	29	67		-57%
Rest of world	12	15		-20%

Total	3,652	3,380	[9]	+8%

*	includes trading and share of Cepsa

[9]	after correcting a reporting disparity related to sales in France

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

Chemicals

4Q03	4Q02%		Chemicals key figures (B€)	2003	2002	%

4.34	4.59	-5%	Sales	17.26	19.32	-11%

2.11	1.94	+9%	• Base chemicals & polymers	7.91	7.72	+2%
0.83	0.85	-2%	• Intermediates	3.60	3.77	-5%
1.40	1.79	-22%	• Specialties*	5.74	7.80	-26%
0.00	0.01	ns	• Corporate Chemicals	0.01	0.03	ns

0.16	0.15	+7%	Operating income**	0.56	0.78	-28%

0.05	(0.03)	ns	• Base chemicals & polymers	0.10	(0.03)	ns
0.02	0.04	-50%	• Intermediates	0.13	0.28	-54%
0.12	0.13	-8%	• Specialties*	0.43	0.60	-28%
(0.03)	0.01	ns	• Corporate Chemicals	(0.10)	(0.07)	ns

*	paints divested in February 2003
**	adjusted for special items

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

Impact of allocating contribution of Cepsa to net
operating income by business segment

For the first time, during the fourth quarter 2003, the contribution of Cepsa to the net operating income by business segments has been allocated among the different operating segments, whereas in the past it was included entirely in the Downstream segment. The adjustment for the first nine months has been taken into account and included in the fourth quarter 2003 adjustment.

The table below shows the line item “Equity in income (loss) of affiliates and other items” before and after the reallocation of the Cepsa contribution for each quarter and full year for 2002 and 2003.

On the “before allocation” line of the tables below, the contribution of Cepsa is included exclusively in the Downstream column.

On the “after allocation” line of the table below, the contribution of Cepsa has been allocated among the Upstream, Downstream and Chemicals segments.

Equity in income (loss) of affiliates and other items

First Quarter 2002 (M€)	Upstream	Downstream	Chemicals	Segments

Before allocation of Cepsa	141	73	(7)	207
After allocation of Cepsa	143	58	6	207

Second Quarter 2002 (M€)	Upstream	Downstream	Chemicals	Segments

Before allocation (reported)	87	47	(13)	121
After allocation	91	32	(2)	121

Third Quarter 2002 (M€)	Upstream	Downstream	Chemicals	Segments

Before allocation (reported)	97	72	77	246
After allocation	102	56	88	246

Fourth Quarter 2002 (M€)	Upstream	Downstream	Chemicals	Segments

Before allocation (reported)	98	83	(11)	170
After allocation	100	71	(1)	170

Full Year 2002 (M€)	Upstream	Downstream	Chemicals	Segments

Before allocation (reported)	423	275	46	744
After allocation	436	217	91	744

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

First Quarter 2003 (M€)	Upstream	Downstream	Chemicals	Segments

Before allocation of Cepsa	64	63	(193)	(66)
After allocation of Cepsa	92	29	(187)	(66)

Second Quarter 2003 (M€)	Upstream	Downstream	Chemicals	Segments

Before allocation (reported)	95	93	11	199
After allocation	130	52	17	199

Third Quarter 2003 (M€)	Upstream	Downstream	Chemicals	Segments

Before allocation (reported)	36	77	6	119
After allocation	72	33	14	119

Fourth Quarter 2003(e) (M€)	Upstream	Downstream	Chemicals	Segments

Before allocation	(45)	10	(27)	(62)
After allocation	(29)	(5)	(28)	(62)

Full Year 2003(e) (M€)	Upstream	Downstream	Chemicals	Segments

Before allocation	150	243	(203)	190
After allocation (reported)	265	109	(184)	190